Exhibit 4.6

8th August 2003

Mr Steven Cain

Via Fax

Dear Steven

It is with pleasure that I write to confirm our offer of employment with Coles Myer Ltd (“the Company”) on the following terms and conditions. While the Company employs you you may be required to undertake work for the Company and/or any of its subsidiaries. Further, whilst you are an employee of the Company, the Company or any one of its subsidiaries may pay your Total Fixed Compensation to you.

1.	Position

Your position will be Group Managing Director, Food, Liquor & Fuel and your commencement date to be mutually agreed (current indication of 10 weeks from contract signing).

During your ongoing employment, the Company may restructure its operations and management from time to time. With your agreement and in accordance with any restructuring undertaken, your title, role and reporting/employment relationship, within the Company or any of its subsidiaries may change. The Company will however discuss any such changes with you prior to them occurring. Any new role will not be any lesser in responsibility than the current role.

1.1	Entire Agreement

This agreement embodies the entire agreement between yourself and the Company.

2.	Remuneration Package

In accordance with the Company’s Remuneration Policy, you will receive remuneration in the form of a Total Fixed Compensation package, which will be subject to annual review. However, your performance will be subject to ongoing review throughout the year.

Your Total Fixed Compensation Package will be A$1.800,000 per annum.

The elements included in your Total Fixed Compensation package are:

•	Cash Salary

•	Superannuation

2.1	Cash Salary

You may elect the proportion of your Total Fixed Compensation to be taken as cash salary, subject to meeting minimum legislated superannuation contributions.

2.2	Superannuation

In Australia, there is a legislative requirement for an employer to contribute a minimum amount equal to 9% of Total Fixed Compensation to a ‘complying superannuation fund’. Hence, you will need to allocate from your Total Fixed Compensation package the cost of Company contributions to the Accumulation Section of the Coles Myer Superannuation Fund, or a local complying fund identified by you. From age 35 the maximum contribution an employee can direct to superannuation is A$36,754.

Note: A UK Pension Plan is excluded from the definition of ‘complying fund’ and any contributions to this would need to be a personal payment from your post tax remuneration.

3.	Other Benefits

You will be entitled to the following additional benefits that may be varied from time to time in accordance with Company policy.

Point of Sale Discount:	You will be entitled to the relevant Point of Sale discount as provided by Coles Myer Businesses.

Bonus Program:	In this position, you are eligible to participate in the Company’s Bonus Program prorated in the first year of employment to 31st July 2004. The Company’s Bonus Program will vary from time to time depending upon Company policies and the needs of the business. Bonus payments will be determined at the discretion of the Company.

The current bonus program provides you with a possible annual bonus of up to 100% of your total Fixed Compensation for the previous financial year. Such a bonus, if payable, is also conditional on you remaining in an eligible position until 1 October following the 12-month assessment period ended 31 July.

The FY04 Bonus Plan is yet to be finalised for Board approval, but current indications are that, for this role, they would include the following components:-

	CML Performance F,L & F Group CODB Non Financial	30% 50% 5% 15%

Further details of the FY 2004 bonus program will be communicated immediately upon Board approval.

Share Options:	Upon commencement you will be entitled to Share Options at the discretion of the Company, in line with rules of any Share Option Program. We are finalising the rules to apply to the next issue of options. You will receive an initial allocation of 2,500,000 options in accordance with the Share Options Plan (This Plan has EPSG hurdles of 12.5%-15%). You will receive a supplementary allocation of 500,000 Share Options which will have an EPSG hurdle of 15%-25%.

4.	Location

Your position location will be Coles Myer Head Office, 800 Toorak Road, Tooronga.

However, dependent upon future Company operating requirements or promotional opportunities, the Company may require you, with reasonable notice, to alter your office location. This would only occur following prior discussion with you.

5.	Hours of Work

You are required to work a minimum of 40 hours per week. However, you are expected to work any additional hours that are necessary to perform your duties. Payment for any additional hours worked is included in your Total Fixed Compensation Package.

6.	Continuity of Service

If you were previously employed by one of the Company’s subsidiaries, your accruals of Sick, Annual and Long Service Leave will be transferred.

7.	Leave

7.1.a	Annual Leave

You will be entitled to 20 working days paid annual leave upon each completed year of service. Annual leave can be taken at times mutually agreed between you and the Company within twelve months of your entitlement becoming due. However the Company may direct you to take your annual leave in cases where you and the Company are unable to reach an agreement on when leave should be taken.

7.1.b	Special Leave

It is recognised with international relocations, that the first 2 years from commencement are an important time for the family to settle into Australia. It may be necessary during this period, that to facilitate the smooth transition, further leave is taken. This would occur by mutual agreement and not be more than two (2) weeks per annum from date of commencement.

7.2	Sick Leave

You will be entitled to 8 days sick leave upon each completed year of service. All sick leave is cumulative however, it will not be paid out on termination of employment.

At the Company’s request, you may be required to provide medical certification as evidence of illness or injury for payment to be made.

7.3	Carers Leave

You will be entitled to Carers Leave in accordance with Company policy as varied from time to time. The current policy provides up to 3 days per annum to care for members of your immediate family in times of illness. This leave does not accumulate from year to year. At the Company’s request, you may be required to provide a medical certificate or statutory declaration to support this leave.

7.4	Parental Leave

Parental leave means unpaid maternity, adoption or paternity leave. You are entitled to such leave in accordance with Company policy and legislative requirements.

7.5	Long Service Leave

Long Service Leave will accrue, and must be taken, in accordance with relevant legislation. However, Long Service Leave can be taken at times mutually agreed between you and the Company The Company may direct you to take your accrued long service leave, upon reasonable notice being given to you by the Company.

8.	Relocation & Settlement.

As part of this agreement you will be entitled to the following payments:-

a)	A payment of A$1.2m upon commencement with the Company,

b)	A payment of A$0.7m 12 months from your commencement date,

c)	An amount equal to A$0.1m to be applied by the Company to cover your relocation costs to Australia. These agreed costs will be paid by the Company as incurred. Any amount left unspent will be payed to you as part of the payment under clause 8b above. If in the event relocation costs exceed A$0.1m, the amount in excess will be deducted from the amount owing under clause 8b above.

9.	Termination within 5 years.

In addition to the information on termination referred to in Clause 15 of this agreement, the following conditions will apply with regard to the payments made under clause 8 above. If you terminate your employment the following repayments, by you to the Company, will apply:-

12mths or less service	- A$1,800,000 to be repaid
Between 1-2 years service	- A$1,400,000 to be repaid
Between 2-3 years service	- A$1,000,000 to be repaid
Between 3-4 years service	- A$600,000 to be repaid
Between 4-5 years service	- A$300,000 to be repaid
Over 5 years	- Nil

Any monies due to the Company would be due when any Australian tax refunds/property proceeds have been received by you, but you will make ‘best endeavours’ to deliver the monies as quickly as possible.

The Company commits to provide all necessary supporting documentation/representations required to ensure full return of any paid income tax component on net amounts to be returned.

10.	Equal Employment Opportunity

The Company strives to provide all employees with equal employment opportunities. The Company’s equal opportunity policy precludes discrimination and harassment based on, but not limited to, age, race, religion, sex, age, marital status, pregnancy, breast feeding, parental or carers status, political belief, industrial activity, sexual preference, gender identity and disability. You are required to familiarise yourself with this policy and comply with it.

11.	Company Policies & Procedures

You are required to comply with all Coles Myer policies and procedures as they apply now and in the future and as amended from time to time, including any specific policy and procedure relating to any of its subsidiaries in which you may work. It will be your responsibility to acquaint yourself with company policy, but should you ever be in doubt regarding such, you should seek advice from your manager. Whilst you are required to comply with Company policies, they do not form part of this agreement.

12.	Conduct

The Company expects all its employees to behave in a manner appropriate for business purposes in the conduct of their duties. Expected standards of behaviour are detailed in the attached Company Code of Conduct booklet as amended from time to time. You are required to complete and return the Conflict of Interest Declaration form contained within the booklet.

13.	Confidentiality, Intellectual Property

As part of this agreement, you will be required to read, sign and return on commencement a Confidentiality Agreement. A copy is attached.

14.	Occupational Health & Safety

You are required to perform your duties in a safe manner by observing all safe operating procedures supplied by your line manager and ensuring that you do not undertake any activity that may cause injury to yourself or your fellow employees.

You are required to familiarise yourself with the Company’s policy on Occupational Health & Safety and comply with it.

15.	Termination

Should the Company intend to terminate your employment for any reason, 12 months notice to you or the payment in lieu thereof is required. Should you intend to terminate your employment, 6 months’ notice to the Company is required. Any payment in lieu of notice will be based on Total Fixed Compensation package less Company Superannuation Contributions.

You will be able to exercise any options, which have vested and are exercisable in accordance with the rules of the share options plan. Unless terminated under Clause 15a or 15b the Board will determine whether any invested in the money Stock Options can be exercised, and any pro rata bonus that would have been payable at the end of the relevant year is paid.

The Company may terminate your employment without notice in circumstances warranting summary dismissal. Such circumstances would include, but not be limited to:

(a)	you committing any act of dishonesty, fraud, misconduct, wilful breach of duty or company policy, or serious and wilful neglect in the performance of your duties; or

(b)	you being convicted for an offence precluding or inhibiting the further performance of your duties.

16.i.	Directorship

If as a consequence of carrying out your duties and responsibilities under this agreement you are appointed a director or other officer of any entity (whether or not related to Coles Myer Ltd within the meaning of the Corporations Law) or hold any property (including without limitation shares or units in a trust) on trust for Coles Myer Ltd. or any of its related entities, then upon cessation of your employment with the Company you will, unless otherwise directed by the Company, immediately resign from such appointment and transfer and deliver to the Company or at the Company’s direction such property, as the case may be. You irrevocably appoint the Company Secretary of the Company or any other person nominated by the Company as your attorney to sign on your behalf all documents necessary to effect the resignation and transfer and delivery.

16.ii.	Current Outside Directorships

CML acknowledges your non-executive director role with Going Green and agrees that role may continue and that any remuneration you receive in that capacity will be retained by you. You acknowledge that by retaining this non-executive role, where any conflict arises with your ongoing CML responsibilities under this agreement, you will review the continuation of that appointment with the CEO.

It is anticipated that this commitment to Going Green would not exceed 1 business day per month.

17.	Restraint

In executing this agreement you covenant and agree that you shall not during your employment or for a 12 month period thereafter on behalf of yourself or any other person, company or organisation;

•	Solicit or persuade any person you have dealt with on behalf of the Company or any of its subsidiaries during the last 12 months of your employment or is in the process of negotiating with the Company, to cease doing business with the Company or any subsidiary or reduce the amount of business which the person would normally do with the Company or any subsidiary.

•	Induce or attempt to induce any director, manager or employee of the Company or any subsidiary to terminate his or her employment with the Company or any subsidiary, whether or not that person would commit a breach of that person’s contract of employment.

•	Employ or engage in any capacity any person who has been a director, manager, employee of a consultant to the Company or any subsidiary during your employment who is or maybe likely to be in possession of any confidential information or trade secrets relating to the business of the Company or any subsidiary.

•	Participate, promote, assist, consult advise or otherwise be directly or indirectly concerned with or involved in, financially or otherwise, as a director, consultant, advisor, principal, agent, manager, employer, beneficiary, partner or associate in any general merchandise or apparel retailing business with sales turnover of greater than A$1 Billion, or any food or liquor retailing business with sales turnover of greater than A$1 Billion, anywhere in Australia, other than a business owned or operated by the Company.

•	Without in anyway resiling from this restraint you should be aware that upon termination the Company would be prepared to consider a waiver or limitation of these obligations depending upon the circumstances at the time. This is not to suggest a waiver or limitation would be automatic but employees are encouraged to raise this issue upon termination. Any waiver or limitation of these obligations must be authorised in writing by the Group General Manager of Human Resources.

To accept this offer, you must sign and return this contract within seven days. A copy of this contract has also been enclosed for your records. Should you require clarification or any further information, please do not hesitate to contact me or our Group General Manager, Human Resources.

Steven, in conclusion, I look forward to working with you in a mutually productive and rewarding association.

Yours sincerely

John Fletcher
Chief Executive

I                                                      , accept the aforementioned terms and conditions of this offer as outlined in this agreement and confirm a start date of                                      2003.

Signature	Date